UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
1-36521

CUSIP NUMBER
H84689100

(Check one):	□Form 10-K	□Form 20-F	□Form 11-K	☒Form 10-Q	□Form 10-D	□Form N-SAR
□Form N-CSR

For Period Ended: September 30, 2017
□Transition Report on Form 10-K
□Transition Report on Form 20-F
□Transition Report on Form 11-K
□Transition Report on Form 10-Q
□Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TCP International Holdings Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

Alte Steinhauserstrasse 1
Address of Principal Executive Office (Street and Number)

6330 Cham, Switzerland
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
□
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant could not complete the filing of its Quarterly Report on Form 10-Q within the initially prescribed time period due to delays caused by its Audit Committee investigation, which was previously disclosed in the Registrant's Current Report on Form 8-K filed on November 5, 2015, and the subsequent resignation of the Registrant's independent registered public accounting firm, which was previously disclosed in the Registrant's Current Report on Form 8-K filed on February 21, 2017.  The Audit Committee of TCP’s Board of Directors conducted an internal investigation into certain payments made by the Company’s former Chairman, Ellis Yan, and into potential related party transactions involving Ellis Yan and the Company’s former Vice Chairman, Solomon Yan. The Audit Committee concluded that:

•	The Company’s historical financial statements omitted compensation expense received by numerous employees directly from Ellis Yan, which totaled approximately $276,000.
•	The Company’s historical financial statements omitted related party disclosures related to transactions with entities owned or influenced by Solomon Yan.
•	Ellis Yan violated the terms of his Mutual Separation Agreement by contacting or communicating with employees and others in business relationships with the Company.

The Company concluded that certain actions of Ellis and Solomon Yan resulted in a material weakness in the effectiveness of the Company’s internal control over financial reporting. To address the material weakness, the Company has been pursuing a remediation plan, part of which has included the previously announced resignations of Ellis and Solomon Yan as directors and officers of the Company. The interim CEO and CFO (appointed in October 2016) were named to the roles permanently in February 2017 and a new Senior Vice President of Operations was announced to oversee the Company’s manufacturing facilities in China and its international supply chain.
On February 21, 2017, KPMG LLP (“KPMG”) resigned as the Company’s independent registered public accounting firm. KPMG has stated that it will not issue its report on the Company’s 2015 consolidated financial statements until the completion of the audit of the 2016 consolidated financial statements by a successor independent registered public accounting firm. KPMG’s resignation was due to, among other things, the Company’s inability to complete the remediation of the material weakness in its internal control over financial reporting in a timely manner.

At an extraordinary general meeting of the Company’s shareholders held on October 16, 2017, the Company's shareholders approved the election of BDO Ltd., an affiliate of BDO International Limited, to serve as the Company’s new Swiss independent auditor. On October 17, 2017, the Audit Committee of the Company’s Board of Directors approved the engagement of BDO USA, LLP, an affiliate of BDO International Limited, to serve as the Company’s new independent registered public accounting firm to audit the Company’s financial statements for the fiscal years ended December 31, 2016 and 2017. Following the appointment of BDO USA, LLP, the Company intends to complete the audits of its 2016 and 2017 financial statements and then resume its filing of periodic reports with the SEC as soon as reasonably practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zachary Guzy	330	995-1310
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).        □Yes    ☒No

The Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2015.
The Registrant's Annual Report on Form 10-K for the year ended December 31, 2015.
The Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2016.
The Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2016.
The Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2016.
The Registrant's Annual Report on Form 10-K for the year ended December 31, 2016.
The Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2017.
The Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2017.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes    □No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited preliminary financial results for the quarter ended September 30, 2017, are expected to include:
•Revenues within the range of $59 million to $61 million, compared with revenues within the range of $102 million to $104 million for the quarter ended September 30, 2016. Revenues decreased from the third quarter of 2016 primarily due to lower sales of LED and CFL products to retail customers in North America and Europe.
•A non-cash charge for long-lived asset impairments within the range of $1.4 million to $2.4 million related to impairment of CFL-related product facilities and equipment. The Company is still in the process of finalizing the fair value measurements used to determine the final impairment charge to be reported.
•Loss before income taxes within the range of $(4.1) million to $(6.1) million, compared with income before income taxes within the range of $7.5 million to $8.5 million for the quarter ended September 30, 2016. Income before income taxes decreased from the third quarter of 2016 primarily due to the reduction in revenues and the resulting decrease in operating leverage in our manufacturing operations along with the long-lived asset impairment charges, partially offset by lower payroll expenses and a $1.1 million gain on the sale of the Company's Shanghai sales office.
•A non-cash charge for the establishment of a full valuation allowance against the net deferred tax assets of $16.9 million (or $0.58 per share) within the Company's U.S. operations.
•Diluted loss per share within the range of $(0.70) to $(0.75) per share, compared with diluted earnings per share within the range of $0.16 to $0.18 per share for the quarter ended September 30, 2016.
•Cash and cash equivalents of approximately $12 million, compared with cash and cash equivalents of approximately $26 million at December 31, 2016.
•Total debt of approximately $35 million, compared with total debt of approximately $33 million at December 31, 2016. The remaining borrowing capacity under the U.S. revolving line of credit was approximately $19 million at September 30, 2017.

In light of declining revenues, the Company is evaluating alternatives for improving efficiency. If the Company continues to experience lower revenues, or if any activities undertaken by the Company do not result in sufficient efficiency benefits, the Company may continue to experience operating losses.
The audit of the Company's annual financial statements and reviews of its quarterly financial statements have commenced but there can be no assurance that material adjustments to previously issued financial statements, previously disclosed preliminary results or these preliminary results will not be required.
Certain statements in this Form 12b-25 may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 based on management’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results. Forward looking statements in this Form 12b-25 include, but are not limited to, the Company’s expectations regarding its future profitability, its ability to remediate the material weaknesses found in the course of its Audit Committee investigation and its ability to comply with SEC reporting obligations. These forward-looking statements are only predictions, not historical fact, and involve certain risks and uncertainties, as well as assumptions. Actual results, levels of activity, performance, achievements and events could differ materially from those stated, anticipated or implied by such forward-looking statements. While TCP believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect actual results. There are a number of risks and uncertainties that could cause actual results to differ materially from forward-looking statements made herein. Such forward-looking statements are made only as of the date of this filing. TCP expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or changes in events, conditions or circumstances on which any statement is based.

TCP International Holdings Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2017	By:	/s/ Zachary Guzy
Zachary Guzy Chief Financial Officer